SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 _______________
                                   Schedule TO
                                (Amendment No. 2)
                                (Final Amendment)

                             Tender Offer Statement
                       Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                 _______________
                               Convera Corporation
                       (Name of Subject Company (Issuer))

                               Convera Corporation

                      (Names of Filing Persons (Offerors))

 Options under Convera Corporation Option Plans to Purchase common stock, par value $.01 per share.
                         (Title of Class of Securities)

                                    300651205
                      (CUSIP Number of Class of Securities)

                                 _______________

                                Patrick C. Condo
                               Convera Corporation
                          1921 Gallows Road, Suite 200
                             Vienna, Virginia 22182
                                 (703) 761-3700
          (Name, Address, and Telephone Number of Person Authorized to
       Receive Notice and Communications on Behalf of the Filing Persons)

                                 With a Copy to:
                               Peter DiIorio, Esq.
                       Heller Ehrman White & McAuliffe LLP
                                711 Fifth Avenu
                            New York, New York 10022
                            Telephone: (212) 906-8750

                                 ______________

                            Calculation of Filing Fee

                  Transaction Valuation:* Amount of Filing Fee:
                        $91,039,316            $18,208**

     * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 9,251,963 shares of common stock of Convera Corporation having an aggregate value of $91,039,316 as of June 8, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

** Previously paid.

     [--] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

     Amount Previously Paid:  Not applicable

     Form or Registration No.:  Not Applicable

     Filing Party:  Not Applicable

     Date Filed:  Not Applicable


     [   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [   ]  third-party tender offer subject to Rule 14d-1.

     [X]  issuer tender offer subject to Rule 13e-4.

     [--]  going-private transaction subject to Rule 13e-3.

     [--]  amendment to Schedule 13D under Rule 13d-2.

     Check the box if the filing is a final amendment reporting the results of the tender offer: [X]

     This Amendment No. 2 and Final Amendment to the Offer to Exchange (the "Offer to Exchange") filed with the Securities and Exchange Commission on June 11, 2001, relating to our offer to exchange options ("Options") to purchase shares of our common stock, par value $.01 per share, held by certain employees for new options ("New Options") to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance upon the terms and subject to the conditions in the Offer to Exchange and the related Election Concerning Exchange of Stock Options, as amended and supplemented.

Item 4. Terms of the Transaction.

Item 4 is hereby amended and supplemented as follows:

     The Offer expired on July 9, 2001, and the Company has accepted for exchange, pursuant to the Offer, Options to purchase an aggregate of 7,218,860 shares of Common Stock. Subject to the terms and conditions of the Offer to Exchange, the Company will grant New Options to purchase shares of Common Stock in exchange for the Options accepted for exchange.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                      CONVERA CORPORATION.



                      By:      /s/ Patrick C. Condo
                               ------------------------------------------
                               Patrick C. Condo
                               President and Chief Executive Officer






Date:  July 19, 2001